UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Carlyle Credit Income Fund

(Name of Subject Company)

Carlyle Credit Income Fund

(Names of Persons Filing Statement)

SHARES OF BENEFICIAL INTEREST

(Title of Class of Securities)

92535C104

(CUSIP Number of Class of Securities)

Carlyle Credit Income Fund

Jeffrey Ferguson

The Carlyle Group

1001 Pennsylvania Avenue, NW

Suite 220 South

Washington, D.C. 20004

(202) 729-5626

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Jonathan L. Corsico, Esq. Rajib Chanda, Esq. Christopher Healey, Esq. Simpson Thacher & Bartlett LLP 900 G Street, NW Washington, D.C. 20001 (202) 636-5500	Marisa Stavenas, Esq. John G. O’Connell, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, NY 10017 (212) 455-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1.	SUBJECT COMPANY INFORMATION

(a)	Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is Carlyle Credit Income Fund (f/k/a Vertical Capital Income Fund), a Delaware statutory trust (the “Company,” “we” or “us”). The Company’s principal executive office is located at One Vanderbilt Avenue, Suite 3400, New York, NY 10017. The Company’s telephone number at such principal executive office is (866) 277-8243.

(b)	Securities

The title of the class of equity securities to which this Schedule 14D-9 relates is the Company’s shares of beneficial interest (each, a “Share”). As of July 10, 2023, there were an aggregate of 10,387,863 Shares issued and outstanding.

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON

(a)	Name and Address

The filing person is the subject company. The name, business address and business telephone number of the Company are set forth above in “Item 1. Subject Company Information—Name and Address.”

(b)	Tender Offer

This Schedule 14D-9 relates to the cash tender offer by CG Subsidiary Holdings L.L.C., a Delaware limited liability company (the “Purchaser”), as disclosed in a Tender Offer Statement on Schedule TO filed by the Purchaser with the Securities and Exchange Commission (the “SEC”) on July 18, 2023 (as amended or supplemented from time to time, and together with the exhibits thereto, the “Schedule TO”), for up to $25,000,000 in value of Shares at a purchase price equal to the net asset value per Share as of the Expiration Date (as defined below) and calculated on such date (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 18, 2023 (as amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). The Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(i) and (a)(1)(ii) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to a Transaction Agreement, dated January 12, 2023 (the “Transaction Agreement”), by and between the Company and Carlyle Global Credit Investment Management L.L.C., an indirect subsidiary of the Purchaser (“CGCIM”), pursuant to which CGCIM became the investment adviser to the Company on July 14, 2023 (the “Transaction”).

The period for the Offer will end at 11:59 P.M., New York City time, on August 14, 2023 (such time and date at which the Offer will expire, the “Expiration Date”) unless the Purchaser has extended the period of the Offer, in which event the term “Expiration Date” means the latest time and date at which the offering period of the Offer, as so extended by the Purchaser, will expire.

The principal executive office of the Purchaser is located at 1001 Pennsylvania Avenue, NW, Suite 220 South, Washington, DC 20004. The telephone number at such principal executive office is (202) 729-5626.

The Offer is being made pursuant to the terms of the Transaction Agreement for the purpose of providing liquidity for the Company’s shareholders that wish to exit their investment through a tender offer rather than through open-market sales. The Transaction Agreement also requires CGCIM or one of its affiliates, on the tenth business day following the settlement date for the Offer, to invest at least $15,000,000 through a combination of (i) the purchase of newly issued Shares from the Company at a price equal to the greater of (A) the then-current net asset value per Share and (B) the net asset value that represents the Offer Price and (ii) private purchases of Shares at the Offer Price from certain shareholders pursuant to the Saba Voting Agreement (as defined below).

Pursuant to the Settlement and Voting and Support Agreement, dated as of January 12, 2023, by and among Saba Capital Management, L.P., a Delaware limited partnership (“Saba”), and certain of its clients (together, the “Saba Shareholders”), CGCIM and the Company (the “Saba Voting Agreement”), CGCIM agreed, among other things and subject to certain limitations and exceptions, to acquire, or to cause one of its affiliates other than the Company to acquire, at the Offer Price all Shares held by clients of Saba tendered but not accepted in the Offer (the “Private Purchases”). The funds required for the Private Purchases are expected to be sourced from the working capital of the Purchaser. The aggregate number of Shares covered by the Private Purchases equals no more than 844,031 Shares (or approximately 8.1% of the 10,387,863 total outstanding Shares as of July 10, 2023), all of which may be deemed to be beneficially owned by CGCIM and certain of its affiliates (including the Purchaser) for purposes of Rule 13(d) under the Act as a result of CGCIM’s agreement to execute the Private Purchases.

The Offer is not conditioned upon any financing arrangements. The Purchaser intends to finance the acquisition of Shares in the Offer with cash on hand.

For the reasons described in more detail below, the Company’s board of trustees (the “Company Board”) is supportive of the commencement of the Offer, but in consideration of its duties to all Company shareholders, the Company Board has determined to take no position and make no recommendation, and to express no opinion and to remain neutral, with respect to the Offer. The Company Board has determined that the decision of shareholders regarding whether or not to tender their Shares in the Offer is a personal investment decision based upon each individual shareholder’s particular circumstances. The Company Board urges each shareholder to make its own decision regarding the Offer based on all of the available information, including the adequacy of the Offer Price in light of the shareholder’s own investment objectives, the shareholder’s views as to the Company’s prospects and outlook, the factors considered by the Company Board, as described below, and any other factors that the shareholder deems relevant to its investment.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Arrangements with the Purchaser, its Executive Officers and Affiliates

CGCIM, a majority-owned subsidiary of Carlyle Investment Management L.L.C. (“CIM” and together with CGCIM, “Carlyle”) and an indirect subsidiary of the Purchaser, serves as the Company’s investment adviser and receives investment advisory fees from the Company, including management fees and incentive fees, pursuant to the Investment Advisory Agreement, dated July 14, 2023, by and between the Company and CGCIM (the “Investment Advisory Agreement”), which is incorporated by reference herein. Each of CGCIM and the Purchaser is an affiliate of The Carlyle Group Inc. (“Carlyle Group”), a global investment firm. In connection with the course of Carlyle Group’s business as a global investment firm and it and its affiliates’ sponsorship and management of Carlyle Group’s various carry funds and other investment vehicles, including the Company, and with respect to CGCIM’s provision of investment advisory services to the Company and other products within Carlyle Group’s Global Credit platform, each of Carlyle Group, CGCIM and their affiliates may enter into contracts or effectuate negotiations or transactions with the Company and certain affiliates of the Company and Carlyle Group. Please see CGCIM’s Form ADV Part 2 Brochure, filed with the SEC on March 30, 2023, for more information.

Except as set forth in this Schedule 14D-9 or as otherwise incorporated herein by reference, to the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest, between the Company or any of its affiliates, on the one hand, and the Purchaser or any of its executive officers or affiliates, on the other hand, except for agreements, arrangements or understandings and actual or potential conflicts of interest discussed in Section 10 — “Background of the Offer; Past Contacts, Transactions, Negotiations and Agreements” of the Offer to Purchase, which is incorporated by reference herein.

In considering the position of the Company Board with respect to the Offer, you should be aware that the Company’s trustees and executive officers have interests in the Offer that are different from, or in addition to, those of its shareholders. These interests may create potential conflicts of interest. The Company Board was aware of these interests and considered them, among other matters, in determining its position with respect to the Offer.

Arrangements with Current Executive Officers and Trustees of the Company

Trustees

The following table shows information regarding the compensation to be earned by the Trustees, none of whom is an employee of the Company, for services as a Trustee for the current fiscal year to end on September 30, 2023. The Trustees who are “interested persons”, as defined in the Investment Company Act of 1940, as amended (the “1940 Act”), of the Company and the Company’s officers do not receive compensation from the Company.

Name of Trustee	Aggregate Compensation from the Company(1)
Interested Trustees
Brian Marcus	None
Lauren Basmadjian	None
Independent Trustees
Mark Garbin	$40,000
Sanjeev Handa	$40,000
Joan McCabe	$40,000

(1)	Amounts shown reflect annual compensation of such Trustee, which will be prorated for the present fiscal year.

Interested Trustees

The following table shows information regarding the Interested Trustees:

Name, address(1) and year of birth	Position to be Held with the Company	Term of Office and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Company Complex to be Overseen by Trustee	Other Directorships Held by Nominee Trustee in Past Five Years
Brian Marcus (1983)	Trustee	Class I Board member until 2025 annual shareholder meeting – since July 2023	Managing Director, The Carlyle Group, Inc. (Since 2021); Principal, Carlyle Group (2018 – 2020); Vice President, The Carlyle Group, Inc. (2015 – 2017)	1	None

Lauren Basmadjian (1979)	Trustee	Class III Board member until 2024 annual shareholder meeting – since July 2023	Managing Director, The Carlyle Group, Inc. (Since 2020); Senior Portfolio Manager, Octagon Credit Investors, LLC (2001 – 2020)	1	None

(1)	Address is c/o Carlyle Global Credit Investment Management L.L.C., One Vanderbilt Avenue, Suite 3400, New York, NY 10017.

Officers

The following table shows information regarding the Company’s officers:

Name, address(1) and year of birth	Position to be Held with the Company	Term of Office	Principal Occupation(s) During Past 5 Years
Lauren Basmadjian (1979)	President, Principal Executive Officer	Indefinite Length – since July 2023	Managing Director, The Carlyle Group, Inc. (Since 2020); Senior Portfolio Manager, Octagon Credit Investors, LLC (2001 – 2020)

Nelson Joseph (1979)	Principal Financial Officer, Principal Accounting Officer	Indefinite Length – since July 2023	Principal, Carlyle Group (Since 2023); Director, Apollo Global Management LLC (2016 – 2022)

Joshua Lefkowitz (1974)	Secretary; Chief Legal Officer; Chief Compliance Officer	Indefinite Length – since July 2023	Managing Director and Chief Legal Officer (Global Credit), Carlyle Group (Since 2018); Principal and Associate General Counsel, Ares Management, Ltd. (2017 – 2018); Vice President and Associate General Counsel, American Capital, Ltd. (2006 – 2017)

(1)	Address is c/o Carlyle Global Credit Investment Management L.L.C., One Vanderbilt Avenue, Suite 3400, New York, NY 10017.

Portfolio Managers

Investment sourcing and investment decisions are primarily the responsibility of two portfolio managers, Lauren Basmadjian and Nishil Mehta. In addition, the Company is also supported by the investment committee.

Below is biographical information relating to Ms. Basmadjian and Mr. Mehta and the other members of the investment committee:

Lauren Basmadjian

Lauren Basmadjian has over 20 years of experience in financial and corporate markets. She is a Managing Director, Co-Head of Liquid Credit and Head of US Loans & Structured Credit within The Carlyle Group, Inc.’s Global Credit platform, overseeing over $48 billion of AUM. She is based in New York and sits on the Investment Committees for all of The Carlyle Group, Inc.’s US Loan, CLO and Liquid and Illiquid Credit investing activities. Ms. Basmadjian joined The Carlyle Group, Inc. in 2020 after 19 years at Octagon Credit Investors, LLC, where she was a Senior Portfolio Manager, member of the Investment Committee and managed XAI Octagon Floating Rate & Alternative Income Term Trust, a public 1940 Act fund invested in CLO tranches and leveraged loans. Prior to becoming a Portfolio Manager, Ms. Basmadjian managed Octagon’s workout efforts and also oversaw the leisure & entertainment, retail, consumer products, business services, food & beverage and technology industries. Before joining Octagon, Ms. Basmadjian worked in the Acquisition Finance Group at Chase Securities, Inc. She graduated Cum Laude from the Stern School of Business at New York University with a B.S. in Finance and Economics.

Nishil Mehta

Nishil Mehta is a Managing Director leading the firm’s structured credit investments. He is based in New York. Prior to joining Carlyle, Nishil was a Managing Director at First Eagle where he was the co-portfolio manager for the firm’s structured credit investments. Prior to joining First Eagle, Nishil was a Managing Director at Prospect

Capital where he was responsible for the firm’s $2.5 billion of investments in CLO mezzanine debt and CLO equity and served as portfolio manager to Priority Income Fund, Inc., a closed-ended management investment company that primarily invests in the equity tranche of CLOs. He was also the Head of Capital Markets spearheading over $8 billion of debt and equity capital raised for the firm’s 1940 Act funds. Earlier in his career, Nishil worked at CIT Asset Management and Wachovia Securities. Mr. Mehta received his BBA from Goizueta Business School at Emory University with Honors.

Justin Plouffe

Justin Plouffe is a Managing Director and the Deputy Chief Investment Officer of Carlyle Global Credit and serves on the investment committee. Mr. Plouffe focuses on investing in Carlyle’s structured credit and opportunistic credit strategies, as well as capital formation and management of the overall credit platform. Since joining Carlyle in 2007, he has overseen CLO new issuance, led acquisitions of corporate credit management platforms, served as a portfolio manager for structured credit investments, developed proprietary portfolio management analytics and negotiated a wide variety of financing facilities. Prior to joining Carlyle, Mr. Plouffe was an attorney at Ropes & Gray LLP. He has also served as a clerk on the U.S. Court of Appeals for the First Circuit and as a legislative assistant to a U.S. Congressman. Mr. Plouffe received his undergraduate degree from Princeton University and his J.D. from Columbia Law School, where he was an editor of The Columbia Law Review. He is a CFA charterholder, holds Series 7, 24, 57, 63, 79 and 99 licenses, and is associated with TCG Capital Markets L.L.C., the SEC-registered broker/dealer affiliate of The Carlyle Group.

Sebastiano Riva

Sebastiano Riva is a Managing Director and Head of Liability Management for Carlyle Global Credit and serves on the investment committee. Mr. Riva is responsible for fund financing as well as Carlyle Structured Credit and Carlyle Direct Lending CLO formation and execution. He is also a member of various Investment Committees including for Carlyle Structured Credit Fund and Carlyle Structured Solutions. Prior to joining Carlyle, Mr. Riva was at Wells Fargo Securities in charge of global marketing of new issue CLO. Mr. Riva started his structured finance career at Bankers Trust in the late 1990s and has also held positions at DLJ, TD Securities, and Lehman Brothers. Mr. Riva received his B.S. in Economics from the Wharton School of the University of Pennsylvania.

Except as set forth in this Schedule 14D-9 or as otherwise incorporated herein by reference, to the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates, on the one hand, and the executive officers, trustees or affiliates of the Company, on the other hand.

Conflicts of Interest

An affiliated investment fund, account or other similar arrangement currently formed or formed in the future and managed by CGCIM or its affiliates may have overlapping investment objectives and strategies with the Company’s own and, accordingly, may invest in asset classes similar to those targeted by the Company. This creates potential conflicts in allocating investment opportunities among the Company and such other investment funds, accounts and similar arrangements, particularly in circumstances where the availability or liquidity of such investment opportunities is limited or where co-investments by the Company and other funds, accounts or arrangements are not permitted under applicable law, as discussed below.

For example, Carlyle sponsors several investment funds, accounts and other similar arrangements, including, without limitation, structured credit funds as well as closed-end registered investment companies, business development funds (“BDCs”), carry funds, managed accounts and structured credit funds it may sponsor in the future. The SEC has granted exemptive relief that permits the Company and certain of its affiliates to co-invest in suitable negotiated investments (the “Exemptive Relief”). If Carlyle is presented with investment opportunities that generally fall within the Company’s investment objective and other board-established criteria and those of other Carlyle funds, accounts or other similar arrangements (including existing and future affiliated BDCs and registered closed-end funds) whether focused on a credit strategy or otherwise, Carlyle allocates such opportunities among the Company and such other Carlyle funds, accounts or other similar arrangements in a manner consistent with the Exemptive Relief, CGCIM’s allocation policies and procedures and Carlyle’s other allocation policies and procedures, where applicable, as discussed below.

More specifically, investment opportunities in suitable negotiated investments for investment funds, accounts and other similar arrangements (including proprietary accounts) managed by the CGCIM, and other funds, accounts or similar arrangements managed by affiliated investment advisers that seek to co-invest with the Company or other Carlyle BDCs or registered closed-end funds, are allocated in accordance with the Exemptive Relief, CGCIM’s allocation policies and procedures and Carlyle’s other allocation policies and procedures, where applicable. Investment opportunities for all other investment funds, accounts and other similar arrangements not managed by CGCIM are allocated in accordance with their respective investment advisers’ and Carlyle’s other allocation policies and procedures. Such policies and procedures may result in certain investment opportunities that are attractive to the Company being allocated to other funds that are not managed by CGCIM. Carlyle’s, including CGCIM’s, allocation policies and procedures are designed to allocate investment opportunities fairly and equitably among its clients over time, taking into account a variety of factors which may include the sourcing of the transaction, the nature of the investment focus of each such other Carlyle fund, account or other similar arrangement, each fund’s, account’s or similar arrangement’s desired level of investment, the relative amounts of capital available for investment, the nature and extent of involvement in the transaction on the part of the respective teams of investment professionals, any requirements contained in the limited partnership agreements and other governing agreements of the Carlyle funds, accounts or other similar arrangements and other considerations deemed relevant by Carlyle in good faith, including suitability considerations and reputational matters. The application of these considerations may cause differences in the performance of different Carlyle funds, accounts and similar arrangements that have similar strategies.

The Company’s executive officers and trustees, other current and future principals of CGCIM and certain members of CGCIM’s investment committee may serve as officers, trustees or principals of other entities and affiliates of CGCIM and funds managed by the Company’s affiliates that operate in the same or a related line of business as the Company does. Currently, the Company’s executive officers, as well as the other principals of CGCIM, manage other funds affiliated with Carlyle, including other existing and future affiliated BDCs and registered closed-end funds, including Carlyle Secured Lending, Inc., Carlyle Credit Solutions, Inc. and Carlyle Tactical Private Credit Fund. In addition, CGCIM’s investment team has responsibilities for sourcing and managing private debt investments for certain other investment funds and accounts. Accordingly, they have obligations to investors in those entities, the fulfillment of which may not be in the best interests of, or may be adverse to the interests of, the Company and its Shareholders. Although the professional staff of CGCIM will devote as much time to management of the Company as appropriate to enable CGCIM to perform its duties in accordance with the Investment Advisory Agreement, the investment professionals of CGCIM may have conflicts in allocating their time and services among the Company, on the one hand, and investment vehicles managed by Carlyle or one or more of its affiliates on the other hand.

Although CGCIM will endeavor to allocate investment opportunities in a fair and equitable manner in accordance with its allocation policies and procedures, it is possible that, in the future, the Company may not be given the opportunity to participate in investments made by investment funds managed by CGCIM or an investment manager affiliated with CGCIM, including Carlyle.

In the course of the Company’s investing activities, it pays management and incentive fees to CGCIM and reimburses CGCIM for certain expenses it incurs in accordance with the Investment Advisory Agreement. As a result, investors in the Company’s common shares invest on a “gross” basis and receive distributions on a “net” basis after expenses, resulting in a lower rate of return than an investor might achieve through direct investments. Accordingly, there may be times when the senior management team of CGCIM has interests that differ from those of the Shareholders, giving rise to a conflict.

During periods of unusual market conditions, CGCIM may deviate from its normal trade allocation practices. For example, this may occur with respect to the management of unlevered and/or long-only investment funds, accounts or similar arrangements that are typically managed on a side-by-side basis with levered and/or long-short investment funds, accounts or similar arrangements.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION

Recommendation of the Company Board

The Company Board is supportive of the commencement of the Offer, but, after careful consideration, including a thorough review of the terms and conditions of the Offer in consultation with the Company’s management and legal counsel and in consideration of its duties to all Company shareholders, the Company Board determined to take no position and make no recommendation, and to express no opinion and to remain neutral, with respect to the Offer. The Company Board has determined that the decision of shareholders regarding whether or not to tender their Shares in the Offer is a personal investment decision based upon each individual shareholder’s particular circumstances. The Company Board urges each shareholder to make its own decision regarding the Offer based on all of the available information, including the adequacy of the Offer Price in light of the shareholder’s own investment objectives, the shareholder’s views as to the Company’s prospects and outlook, the factors considered by the Company Board, as described below, and any other factors that the shareholder deems relevant to its investment.

Reasons for the Company Board Position

In determining to support the Offer as part of the Transaction, but to not make a recommendation to the Company’s shareholders with respect to the Offer, the Company Board considered a number of factors, including the following:

•	Offer Price. The Company Board considered that:

•	the Offer Price would be set at a value equal to the net asset value per Share as of the Expiration Date and calculated on such date; and

•	the Company’s net asset value per Share at July 10, 2023 (the last date prior to the commencement of the Offer for which the Company reported net asset value) was $8.27.

•

Liquidity for Shares. The Company Board considered the Purchaser’s position that the Offer is being made pursuant to the terms of the Transaction Agreement for the purpose of providing liquidity for the Company’s shareholders that wish to exit their investment through a tender offer rather than through open-market sales. In addition, a number of parties provided voting agreements in favor of the transaction; provided that a liquidity event was offered for their shares as described above in “Item 2. Identity and Background of Filing Person—Tender Offer.” The Company Board also considered the fact that there is no guarantee that shareholders will be able to exit the Company in the Offer if it is oversubscribed or may not be able to sell the desired number of Shares in the Offer; however, there is also the risk that the Company or another party may not provide another liquidity event for shareholders in the future.

•

Cash Consideration; Certainty of Value. The Company Board considered that the form of consideration payable to the Company’s shareholders will be cash, which will provide the Company’s shareholders with certainty of value and an immediate source of liquidity, while reducing the potential market and long-term business risks any tendering shareholders face relating to the Company’s future growth prospects.

•

Tender Offer Structure; Conditions; Speed of Completion. The Company Board considered the structure of the Offer, and the fact that the Offer is not subject to any financing condition, is being made to all Company shareholders, and is not conditioned on any minimum amount of Shares being tendered, which should allow shareholders to receive the consideration for their Shares in a relatively short timeframe.

•

Negotiation Process. Based on information provided by the Purchaser, the Company Board believes that the general terms of the Offer were the result of robust arms’-length negotiations conducted by the Company and CGCIM with the assistance of legal advisors.

•	Likelihood of Completion. The Company Board considered its belief that the Offer will likely be consummated, based on, among other factors:

•	the absence of any financing condition or requirement that a minimum amount of Shares be tendered to consummate the Offer;

•	the financial condition of the Purchaser and the Purchaser’s financial resources; and

•

that the Company is not aware of any license or regulatory permit that is material to the Company’s business or the business of the Purchaser that might be adversely affected by the Purchaser’s acquisition of Shares as contemplated pursuant to the Offer, nor is the Company aware of any approval or other action by any government or governmental, administrative or regulatory authority, agency or body, domestic, foreign or supranational, that would be required for the Purchaser’s acquisition or ownership of Shares as contemplated by the Offer.

•

Risks the Offer May Not Be Completed. The Company Board considered the risk that, despite there being no financial or minimum tender conditions to the Offer, the Shares may not be purchased pursuant to the Offer. The Company Board also considered the risks and costs to the Company if the Offer is not consummated, including the potential effect on business and investor relationships and the potential effect on the value of the Shares.

•	Taxable Consideration. The Company Board considered that the all-cash consideration in the Offer generally would be taxable to the U.S. holders of Shares that participate in the Offer.

The foregoing discussion of the factors considered by the Company Board is intended to be a summary, and is not intended to be exhaustive, but rather includes the principal factors considered by the Company Board. After considering these factors and its duties to all Company shareholders, the Company Board collectively determined to take no position and make no recommendation, and to express no opinion and to remain neutral, with respect to the Offer in light of the various factors described above and other factors that the members of the Company Board believed were appropriate. In view of the complexity and the wide variety of factors considered by the Company Board in connection with its evaluation of the Offer, the Company Board did not find it practical to, and did not attempt, to quantify, rank or otherwise assign specific weights to the various factors it considered in reaching its decision, and it did not undertake to make any specific determination as to whether any factor, or any particular aspect of any factor, supported or did not support its ultimate determination. Rather, the Company Board arrived at its determination based on the totality of information it received from the Purchaser. In considering the factors discussed above, individual trustees may have given different weight to different factors.

Intent to Tender

None of the Company’s trustees, officers or affiliates own any Shares, other than 844,031 Shares that may be deemed to be beneficially owned by CGCIM and certain of its affiliates (including the Purchaser) for purposes of Rule 13(d) under the Securities Exchange Act of 1934, as amended, as a result of CGCIM’s agreement to execute the Private Purchases, which represents approximately 8.1% of all Shares outstanding based on 10,387,863 Shares outstanding as of July 10, 2023. Pursuant to the Saba Voting Agreement, the Saba Shareholders have agreed to tender their Shares in the Offer.

ITEM 5.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

Other than as set forth in this Schedule 14D-9, to the knowledge of the Company, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the shareholders of the Company on its behalf with respect to the Offer.

Equiniti Trust Company, LLC, the Company’s transfer agent, has been retained in connection with the Offer to act as paying agent and depositary (the “Depositary”). The Depositary will receive reasonable customary compensation, reimbursement for reasonable out-of-pocket expenses, and indemnification against certain liabilities and expenses in connection with the Offer, including liabilities under the federal securities laws. The Purchaser or one of its affiliates will pay all charges and expenses of the Depositary in connection with the Offer.

AST Fund Solutions, LLC, has been retained in connection with the Offer to act as information agent (the “Information Agent”). The Information Agent will receive reasonable customary compensation, reimbursement for reasonable out-of-pocket expenses, and indemnification against certain liabilities and expenses in connection with the Offer, including liabilities under the federal securities laws. The Purchaser or one of its affiliates will pay all charges and expenses of the Information Agent in connection with the Offer.

Brokers, dealers, commercial banks, trust companies and other nominees will, upon request, be reimbursed by the Purchaser or one of its affiliates for customary dissemination and handling expenses incurred by them in forwarding the offering material to their customers. The Purchaser or one of its affiliates will pay or cause to be paid all stock transfer taxes, if any, on the Purchaser’s purchase of Shares, except as otherwise provided in the instructions included in the Letter of Transmittal.

As part of the Offer, the Purchaser or its respective affiliates, as well as trustees and officers of the Company, or certain employees of and affiliates of CGCIM, in each case without special compensation therefor, may contact holders of Shares by personal interview, mail, electronic mail, telephone and other methods of electronic communication and may request brokers, dealers, commercial banks, trust companies and other nominees to forward the Offer materials to beneficial holders of Shares.

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

Except as otherwise disclosed in this Schedule 14D-9, there have not been any transactions in Shares during the past 60 days, by the Company or any of the Company’s trustees or executive officers, any person controlling the Company, any director or executive officer of any corporation or other person ultimately in control of the Company, any associate or majority-owned subsidiary of the Company or any executive officer or director of any subsidiary of the Company. Based upon information provided or available to us, none of the Company’s trustees, officers or affiliates own any Shares, other than 844,031 Shares that may be deemed to be beneficially owned by CGCIM and certain of its affiliates (including the Purchaser) for purposes of Rule 13(d) under the Securities Exchange Act of 1934, as amended (the “Act”), as a result of CGCIM’s agreement to execute the Private Purchases (as defined below), which represents approximately 8.1% of all Shares outstanding based on 10,387,863 Shares outstanding as of July 10, 2023. Pursuant to the Saba Voting Agreement, the Saba Shareholders have agreed to tender their Shares in the Offer.

ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

Subject Company Negotiations

Except as otherwise set forth in this Schedule 14D-9 (including in the exhibits to this Schedule 14D-9) or as incorporated in this Schedule 14D-9 by reference, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (i) a tender offer for, or other acquisition of, Shares by the Company, any of its subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization, of the Company.

Except as described above or otherwise set forth in this Schedule 14D-9 (including in the exhibits to this Schedule 14D-9) or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the Company Board, agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in the preceding paragraph.

ITEM 8.	ADDITIONAL INFORMATION

Regulatory Approvals

We are not aware of any other license or regulatory permit that is material to our business or the business of the Purchaser that might be adversely affected by the Purchaser’s acquisition of Shares as contemplated pursuant to the Offer, nor are we aware of any approval or other action by any government or governmental, administrative or regulatory authority, agency or body, domestic, foreign or supranational, that would be required for the Purchaser’s acquisition or ownership of Shares as contemplated by the Offer. Should any such approval or other action or notice filings be required, we presently contemplate that the Purchaser will coordinate to seek that approval or other action and make or cause to be made such notice filings. We cannot predict whether the Purchaser will be required to delay the acceptance for payment of or payment for Shares tendered in the Offer pending the outcome of any such approval or other action. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial cost or conditions or that the failure to obtain the approval or other action might not result in adverse consequences to our business and financial condition or the business and financial condition of the Purchaser.

Appraisal Rights

No appraisal rights are available to the holders of Shares in connection with the Offer.

Annual and Semi-Annual Reports

For additional information regarding our business and the financial results, please see our Annual Report on Form N-CSR for the fiscal year ended September 30, 2022, filed by the Company with the SEC on December 13, 2022, our Semi-Annual Report, our Definitive Proxy Statement on Schedule 14A filed with the SEC on May 22, 2023 and Current Reports on Form 8-K, if any.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this Schedule 14D-9 (including the information incorporated by reference herein) other than historical facts, including with respect to the Offer, the expected timetable for completing the proposed transactions, future financial and operating results, capital structure and liquidity, benefits of the proposed transactions, general business outlook and any other statements about the future expectations, beliefs, goals, plans or prospects of the Company Board or management of the Company, include forward-looking statements. Any statements that are not statements of historical fact (including statements containing the words “expects,” “intends,” “anticipates,” “estimates,” “predicts,” “believes,” “should,” “potential,” “may,” “forecast,” “objective,” “plan,” or “targets” and other similar expressions) are intended to identify forward-looking statements. There are a number of factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: uncertainties as to the timing of completion of the proposed tender of, or acceptance for purchase of, any specific amount of the outstanding Shares; changes in the economy; risks associated with the possible disruption in the Company’s operations or the economy generally due to terrorism, natural disasters, geopolitical conflicts, global pandemics; future changes in laws or regulations and conditions in the Company’s operating areas; and the other factors and financial, operational and legal risks or uncertainties described in the Company’s public filings with the SEC and any subsequent filings, as well as the tender offer documents filed or to be filed by the Purchaser. The Company has based the forward-looking statements included in this Schedule 14D-9 on information available to the Company on the date of this Schedule 14D-9. Except as required by the federal securities laws, the Company undertakes no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise.

ITEM 9.	EXHIBITS

The following exhibits are filed herewith or incorporated herein by reference:

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase, dated July 18, 2023 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO).

(a)(1)(ii)	Letter of Transmittal (including Internal Revenue Service Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(5)(i)	Schedule 13D/A in respect of the Company filed on July 17, 2023.

(e)(1)	Voting, Support and Standstill Agreement, dated as of January 12, 2023, by and among Almitas Capital LLC, Carlyle Global Credit Investment Management L.L.C. and the Company (incorporated by reference to Exhibit 4 to the Schedule 13D in respect of the Company filed on January 23, 2023).

(e)(2)	Voting, Support and Standstill Agreement, dated as of January 12, 2023, by and among Bulldog Investors, LLP, Carlyle Global Credit Investment Management L.L.C. and the Company (incorporated by reference to Exhibit 5 to the Schedule 13D in respect of the Company filed on January 23, 2023).

(e)(3)	Voting, Support and Standstill Agreement, dated as of January 12, 2023, by and among High Income Securities Fund, Carlyle Global Credit Investment Management L.L.C. and the Company (incorporated by reference to Exhibit 6 to the Schedule 13D in respect of the Company filed on January 23, 2023).

(e)(4)	Voting, Support and Standstill Agreement, dated as of January 12, 2023, by and among Relative Value Partners Group, LLC, Carlyle Global Credit Investment Management L.L.C. and the Company (incorporated by reference to Exhibit 7 to the Schedule 13D in respect of the Company filed on January 23, 2023).

(e)(5)	Settlement and Voting and Support Agreement, dated as of January 12, 2023, by and among Saba Capital Management, L.P. and certain of its clients, Carlyle Global Credit Investment Management L.L.C. and the Company (incorporated by reference to Exhibit 8 to the Schedule 13D in respect of the Company filed on January 23, 2023).

(e)(6)	Transaction Agreement between Carlyle Credit Income Fund (f/k/a Vertical Capital Income Fund) and Carlyle Global Credit Investment Management, L.L.C., dated as of January 12, 2023 (incorporated by reference to Exhibit 3 to the Schedule 13D in respect of the Company filed on January 23, 2023).

(e)(7)	Investment Advisory Agreement, dated July 14, 2023, by and between Carlyle Global Credit Investment Management, L.L.C. and Carlyle Credit Income Fund (incorporated by reference to Exhibit (2)(g) to the Company’s Registration Statement on Form N-2 filed on July 17, 2023).

(e)(8)	Expense Limitation Agreement, dated July 14, 2023, between Carlyle Credit Income Fund and Carlyle Global Credit Investment Management L.L.C (incorporated by reference to Exhibit (2)(k)(2) to the Company’s Registration Statement on Form N-2 filed on July 17, 2023).

(e)(9)	Fee Waiver Agreement, dated July 14, 2023, between Carlyle Credit Income Fund and Carlyle Global Credit Investment Management L.L.C (incorporated by reference to Exhibit (2)(k)(3) to the Company’s Registration Statement on Form N-2 filed on July 17, 2023).

(g)	Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

CARLYLE CREDIT INCOME FUND

By:	/s/ Lauren Basmadjian
Name: Lauren Basmadjian
Title: Principal Executive Officer

Dated: July 18, 2023